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                              UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                                SCHEDULE 13G

                 Under the Securities Exchange Act of 1934


                       FiberNet Telecom Group Inc.
--------------------------------------------------------------------------------
                              (Name of Issuer)

                   Common Stock, par value $0.001 per share
--------------------------------------------------------------------------------
                       (Title of Class of Securities)

                                 315653105
                     ----------------------------------
                              (CUSIP Number)

                               July 31, 2000
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               (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

     / / Rule 13d-1(b)

     /X/ Rule 13d-1(c)

     / / Rule 13d-1(d)

   *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

   The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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CUSIP No. 315653105
          ---------

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 (1) Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

        FP Enterprises L.L.C.
        I.R.S. #06-1499628


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 (2) Check the Appropriate Box if a Member
     of a Group (See Instructions)

     (a)  / /

     (b)  / /
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 (3) SEC Use Only

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 (4) Citizenship or Place of Organization
     State of Delaware



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 Number of Shares             (5) Sole Voting Power
 Beneficially                       2,093,039
 Owned by                    --------------------------------------------------
 Each Reporting               (6) Shared Voting Power
 Person With:                       None
                             --------------------------------------------------
                              (7) Sole Dispositive Power
                                    2,093,039
                             --------------------------------------------------
                              (8) Shared Dispositive Power
                                    None
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 (9) Aggregate Amount Beneficially Owned by Each Reporting Person
     2,093,039
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(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
     Instructions)        / /
     Not applicable.
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(11) Percent of Class Represented by Amount in Row (9)
     6.5%
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(12) Type of Reporting Person (See Instructions)
     OO
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INTRODUCTORY NOTE: This Statement on Schedule 13G is the initial filing on
Schedule 13G by FP Enterprises L.L.C., a Delaware limited liability company ("FP Enterprises") pursuant to Rule 13d-1(c) (the "Schedule 13G").

ITEM 1.

    (a)   Name of Issuer

          FiberNet Telecom Group Inc., a Delaware corporation
          ---------------------------------------------------------------------
    (b)   Address of Issuer's Principal Executive Offices

          570 Lexington Avenue, New York, New York 10022
         ---------------------------------------------------------------------


ITEM 2.

    (a)   Name of Person Filing

          FP Enterprises L.L.C.
          ---------------------------------------------------------------------
    (b)   Address of Principal Business Office

          Address of principal business office of FP Enterprises and Wilson is:
          325 Riverside Avenue, Westport, Connecticut 06880
          ---------------------------------------------------------------------
    (c)   Citizenship

          FP Enterprises is a Delaware limited liability company.
          ---------------------------------------------------------------------
    (d)   Title of Class of Securities

          Common Stock, par value $0.001 per share.
          ---------------------------------------------------------------------
    (e)   CUSIP Number

          315653105
          ---------------------------------------------------------------------

ITEM 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) OR (c), check whether the person filing is a:

    (a) / / Broker or dealer registered under section 15 of the Act

    (b) / / Bank as defined in section 3(a)(6) of the Act

    (c) / / Insurance company as defined in section 3(a)(19) of the Act

    (d) / / Investment company registered under section 8 of the Investment Company Act of 1940

    (e) / / An investment adviser in accordance with section
            13d-1(b)(1)(ii)(E)

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    (f) / / An Employee Benefit Plan or Endowment Fund in accordance with
            13d-1(b)(1)(ii)(F)

    (g) / / A Parent Holding Company or Control Person in accordance with 13d-1(b)(1)(ii)(G)

    (h) / / A Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act

    (i) / / A Church Plan that is excluded from the definition of an Investment Company under Section 3(c)(14) of the Investment Company Act of 1940

    (j) / / Group, in accordance with section 13d-1(b)(1)(ii)(J)

ITEM 4.  Ownership

         As of July 31, 2000, FP Enterprises beneficially owns 2,093,039 shares of Common Stock of the Issuer, representing 6.5% of the total outstanding shares of Common Stock.

ITEM 5.  Ownership of Five Percent or Less of a Class

         Not applicable

ITEM 6.  Ownership of More than Five Percent on Behalf of Another Person

         Not applicable

ITEM 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Company

         Not applicable

ITEM 8.  Identification and Classification of Members of the Group

         Not applicable

ITEM 9.  Notice of Dissolution of Group

         Not applicable

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Item 10. Certification

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


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                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 8, 2000

                                  FP ENTERPRISES L.L.C.

                                   By: /s/ Joel R. Wilson
                                      ----------------------------------
                                      Name:  Joel R. Wilson
                                      Title: Chairman and Chief Executive
                                                Officer



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